Exhibit (a)(2)

June 18, 2007

Re: Tender Offer from Lexington Realty Trust

Dear Wells REIT Stockholder:

We understand that you may have recently received or may receive in the near future a mailing from Lex-Win Acquisition LLC, indirectly owned by Lexington Realty Trust, Winthrop Realty Trust and Starwood Capital Group Global, L.L.C. (collectively, “Lexington”) with a revised offer to purchase or “tender” your shares in Wells REIT at a price of $9.30 per share (the “Revised Offer”). You should be aware that Wells REIT is not in any way affiliated with Lexington, and we believe this Revised Offer is not in the best interests of our stockholders.

Our Board of Directors has carefully evaluated the terms of Lexington’s Revised Offer and unanimously recommends that you reject Lexington’s Revised Offer and not tender your shares.

The Board’s recommendation was reached after consulting with our management and our outside advisors. The enclosed document is a copy of an amendment to the Schedule 14D-9, which we filed with the SEC in response to Lexington’s tender offer. The amendment to the Schedule 14D-9 together with our initial Schedule 14D-9 filed with the SEC on June 8, 2007 provide additional information for you and includes a full description of our reasoning and recommendation against this tender offer. Please take the time to read it before making your decision. Some of the reasons why we strongly believe the Revised Offer is not in the best interests of our stockholders are as follows:

•	We believe that real estate valuations for Class A office properties have generally improved since the $8.93 net asset valuation determination made on January 3, 2007.

•	We believe that our current business plan in effect for the future may be more beneficial to stockholders.

•

We believe that the Revised Offer is less than the potential long-term value of our shares on a going forward basis. Lexington also must believe in the long-term value of our shares given its initial Offer and the Revised Offer which increased both the offer price and the number of shares being sought for purchase by Lexington. Therefore, we believe that the Revised Offer represents an opportunistic attempt to deprive you of the potential opportunity to realize the full long-term value of your investment in the Company.

•

The offer is subject to certain conditions, many of which provide Lexington with the sole discretion to determine whether the conditions have been met, resulting in substantial uncertainty as to whether the Revised Offer will be completed.

Finally, we urge you to carefully read Section 12 of Lexington’s Offer to Purchase which describes the conditions which would allow Lexington to withdraw its offer and not purchase your shares.

In summary, we continue to believe that you should view Lexington as an opportunistic purchaser which is attempting to acquire your shares in order to make a short-term profit and, as a result, deprive you of the potential long-term value of your shares.

We strongly recommend that you access our Web site at www.wellsreit.com for updates on additional matters. Should you have any questions about this tender offer or other matters, please contact our Client Services Department at 800-557-4830 or via e-mail at investor.services@wellsreit.com.

We appreciate your trust in Wells REIT and its Board of Directors. We encourage you to follow the Board’s recommendation and not tender your shares to Lexington.

Sincerely,

Donald A. Miller, CFA

Chief Executive Officer

Wells Real Estate Investment Trust, Inc.

Enclosure

Disclosures

This correspondence may contain forward-looking statements about Wells REIT. Such forward-looking statements can generally be identified by our use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “anticipate,” “estimate,” “believe,” or other similar words. Readers of this correspondence should be aware that there are various factors, many of which are beyond the control of Wells REIT, that could cause actual results to differ materially from any forward-looking statements made in this correspondence, which include changes in general economic conditions, changes in real estate conditions, increases in interest rates, the potential need to fund capital expenditures out of operating cash flow, and lack of availability of financing or capital proceeds. Accordingly, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this correspondence. Wells REIT does not make any representations or warranties (expressed or implied) about the accuracy of any such forward-looking statements. Wells REIT urges you read carefully Item 8 of the Schedule 14D-9 filed by Wells REIT on June 8, 2007 and previously mailed to you for a discussion of additional risks that could cause actual results to differ from any forward-looking statements made in this correspondence.

The estimated net asset valuation determination of Wells REIT’s common stock made on January 3, 2007 was based upon information provided by an independent third party based on the net asset value of the assets and liabilities of Wells REIT as of September 30, 2006, is only an estimate, and is based on a number of assumptions and estimates which may not be accurate or complete.